FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 28 January 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



      International Power Mothballs 1,100MW Hays power station in Texas

(London - 28 January 2004) International Power announces that it has mothballed its 1,100MW combined cycle gas turbine (CCGT) Hays power station in Texas, for an indefinite period.

Hays, which entered commercial operation less than two years ago, employs modern technology and achieves superior environmental performance. This mothballing reflects the very weak wholesale electricity prices in Texas.

Philip Cox, Chief Executive Officer of International Power said: "Uneconomic wholesale prices in Texas mean that it is not viable to run Hays, despite the fact that it is a modern and efficient power station that operates to the highest environmental standards. We will reinstate Hays only when market conditions improve to a level that provides sound financial returns."

The mothballing of Hays does not affect International Power's earnings guidance for the financial year to December 2004.

Investor & Media Contact
Aarti Singhal
+44 (0)20 7320 8681

US Media Contact
David Leeney, Taylor Rafferty
+1 (212) 889-4350 ext 242

Notes to editors:

International Power plc is a global independent power generation company with interests in over 25 operational power stations that have a combined generation capacity of 16,600 MW (gross). Among the countries where it has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange. The ticker symbol on both stock exchanges is "IPR".





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary